Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            Media Advisory - ACE Aviation Holdings to present 2006 third quarter results

            MONTREAL, Nov. 1 /CNW Telbec/ - ACE Aviation Holdings will hold a conference call for analysts on Friday, November 10, 2006 to present third quarter results. Robert Milton, Chairman, President and Chief Executive
Officer, and Brian Dunne, Executive Vice President and Chief Financial
Officer, will be available for analysts' questions. Media may access this call on a listen-in basis. Details are as follows:

            <<
            ANALYST CONFERENCE CALL / AUDIO WEBCAST

            Date:          Friday, November 10, 2006

            Time:          10:30 a.m. ET

            By telephone:  1-866-898-9626 toll free, or (416) 340-2216 for the
                           Toronto area. Please allow 10 minutes to be connected to
                           the conference call.

            Webcast:       http://events.startcast.com/events/20/B0038 Note: This is
                           a listen-only audio webcast. Media Player or Real Player
                           is required to listen to the broadcast; please download
                           well in advance of call.

            Replay:        Instant replay will be available beginning approximately
                           one hour after the call at 1-800-408-3053 toll free or
                           (416) 695-5800 and enter pass code 3202027(pound key) ,
                           until midnight ET Friday, November 17, 2006.

            Note:          A slide presentation will be available at approx. 9:00 a.m
                           Friday, November 10, 2006 for viewing at
                           http://www.aceaviation.com/en/investors/quarterly.html.
                           This presentation is not intended for simultaneous viewing with the conference call.
            >>
            %SEDAR: 00020954EF          %CIK: 0001295721

            /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: www.aceaviation.com; Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca.
Images are free to accredited members/
            (ACE.A. ACE.B.)

CO:  AIR CANADA; AIR CANADA - CORPORATE - FINANCIAL; ACE AVIATION HOLDINGS
     INC.

CNW 10:29e 01-NOV-06